Filed by NuCube Energy, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Launch Two Acquisition Corp.

Commission File No.: 001-42306

Subject Company: NuCube Energy, Inc.
Commission File No.: 333-298907

As previously disclosed, on September 11, 2026, Launch Two Acquisition Corp., a Cayman Islands exempted company (“Launch Two”), filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission, with NuCube Energy, Inc., a Delaware corporation (“NuCube”), named as a co-registrant, in connection with the proposed business combination between NuCube and Launch Two.

On September 15, 2026, NuCube made the below communications on its LinkedIn and X accounts.

NuCube LinkedIn Post:

Turning heat directly into electricity can simplify the power plant.

We are developing thermophotovoltaic (TPV) power conversion for the NuSunᵀᴹ platform. TPV cells work much like solar cells, but instead of sunlight, they convert infrared energy from high-temperature heat into electricity.

By replacing large turbine equipment with modular, solid-state TPV conversion technology, TPV has the potential to support more compact systems, lower maintenance, and fewer moving parts.

It is another example of NuCube's broader design philosophy: simplify the plant, not the mission.

Learn more: <Link to NuCube’s Website>

NuCube X Post:

We are developing thermophotovoltaic (TPV) power conversion for NuSunᵀᴹ. Instead of a large steam turbine, TPV cells convert infrared energy from high-temperature heat directly into electricity, supporting a simpler, solid-state TPV power-conversion system.

Learn more: <Link to NuCube’s Website>